October 22, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Filing Desk

Re:	3Com Corporation
Preliminary Proxy Statement on Schedule 14A
Ladies and Gentlemen:
     On behalf of 3Com Corporation (“3Com”), transmitted for filing via EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, please find the Preliminary Proxy Statement on Schedule 14A filed by 3Com. The Preliminary Proxy Statement relates to the merger of 3Com with and into Diamond II Acquisition Corp., a wholly owned subsidiary of Diamond II Holdings, Inc.
     Please be advised that the $66,595 registration fee for the Schedule 14A was previously transferred to the Securities and Exchange Commission’s account by federal wire transfer.
     If you have any questions or comments concerning the enclosed materials, please do not hesitate to contact the undersigned at (415) 947-2011.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Michael S. Ringler

Michael S. Ringler